FOR IMMEDIATE RELEASE
BMO Financial Group Increases Quarterly Dividend
Increases dividend by 3 cents to 65 cents, an increase of 33% over last year
TORONTO, November 28, 2006 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 65 cents a share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2007, up 3 cents from the previous quarter. The 65 cent dividend provides a 33% increase over last year and on an annualized basis represents approximately 50% of 2006 earnings available to common shareholders.
The dividend on the common shares is payable February 27, 2007 to shareholders of record on February 2, 2007.
For the current quarter, the Board also declared a dividend of 30.00 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 6, and a dividend of US37.1875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 10.
The dividends on the preferred shares are payable February 26, 2007 to shareholders of record on February 2, 2007.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com